Pacific Ventures Group, Inc.
117 West 9th Street, Suite 316
Los Angeles, CA 90015
(310) 392-5606

October 10, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:	John Reynolds, Assistant Director
Office of Beverages, Apparel, and Mining

Re:	Pacific Ventures Group, Inc.
Request to Withdraw Registration Statement on Form S-1
Filed on May 19, 2017 (File No. 333-218097)

Ladies and Gentlemen:

Pacific Ventures Group, Inc., a Delaware corporation (the "Company"), hereby requests, pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), that the Company's Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-218097), as originally filed by the Company with the Securities and Exchange Commission (the "Commission") on May 19, 2017, and most recently amended on June 14, 2017 (the "Registration Statement"), be withdrawn effective immediately. The Company is seeking withdrawal of the Registration Statement because of continuing ongoing developments with regards to the Company's business and financings. As a result, the Company does not intend to pursue the contemplated registration of its securities at this time.

The Company confirms that the Registration Statement has not been declared effective and confirms that none of the Company's securities have been sold pursuant to the Registration Statement. The Company requests in accordance with Rule 457(p) promulgated under the Securities Act that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

The Company requests that the Commission consent to this application on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 promulgated under the Securities Act.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Pacific Ventures Group, Inc., 117 West 9th Street, Suite 316, Los Angeles, CA 90015, attention Shannon Masjedi, President and CEO, with a copy to Foley Shechter LLP, the Company's counsel, 211 East 43rd Street, Suite 609, New York, NY 10017, attention, Jonathan R. Shechter or via facsimile at (917) 688-4092.

Should you have any questions regarding this matter, please contact Jonathan R. Shechter at (212) 335-0465 or, in his absence, Sasha Ablovatskiy at (212) 335-0466.

Very truly yours, Pacific Ventures Group, Inc.

/s/ Shannon Masjedi

Name: Shannon Masjedi
Title: President and Chief Executive Officer
cc (via e-mail):
Marc Shenkman, Chairman of the Board